Exhibit 107

Calculation of Filing Fee Table

Schedule TO-I

(Form Type)

Virtus Total Return Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (in millions)	Fee Rate (per million)	Amount of Filing Fee
Fees to Be Paid	$42.27(1)	$147.60	$6,239.50(2)
Fees Previously Paid
Total Transaction Valuation	$42.27
Total Fees Due for Filing			$6,239.50
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$6,239.50

(1)	Calculated as the aggregate maximum purchase price based upon the net asset value per share as of March 27, 2024 of $6.29 and the offer to purchase up to 6,857,832.80 shares.

(2)

Calculated at $147.60 per $1,000,000 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.